Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

January 22, 2010

Catalyst Paper refutes claim for payment recovery in Quebecor World (U.S.) bankruptcy proceeding

Richmond, BC – Catalyst Paper (TSX:CTL) today announced that a claim filed against it by Quebecor World (USA)’s litigation trustee for alleged preferential transfers of approximately US$18.8 million is not expected to result in any significant liability to Catalyst.  The claim seeks the return of payments made by Quebecor World to Catalyst in the ordinary course of their trade relationship in the 90 days prior to Quebecor World’s Chapter 11 filing in December, 2007.  Catalyst is one of 1700 vendors of Quebecor World who received payments totalling US$390 million during the preference period in which the litigation trustee has sought recovery.  The claim is made pursuant to the U.S. Bankruptcy Code which allows recovery of certain transfer made by the bankrupt debtor within the 90 days prior to the bankruptcy filing, subject to a vendor’s defences.

Catalyst intends to defend the claim and has been advised that it has a number of defences available that are expected to eliminate or significantly reduce its financial exposure. Accordingly, Catalyst does not expect to incur any significant liability in connection with the Quebecor World claim.

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With six mills located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 2.5 million tonnes.  The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.  Catalyst is listed on the Jantzi Social Index® and is also ranked by Corporate Knights as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain matters described in this release are forward-looking, including statements with respect to the outcome of litigation. These forward-looking statements reflect management’s current views and are based on certain assumptions as to legal defences available to it and other factors management believes are appropriate. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements.

For more information:
Lyn Brown
Vice-President, Corporate Relations
604-247-4713